IASSAY INC.

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To the Board of Directors
iAssay Inc.
San Diego, California

We have reviewed the accompanying financial statements of iAssay Inc., which comprise the balance sheet as of December 31, 2020, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statement. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
March 8, 2021

IASSAY INC.
BALANCE SHEET
DECEMBER 31, 2020
(unaudited)

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	3,308
Accounts receivable		50
Deferred expenses		72,263
TOTAL CURRENT ASSETS		75,621

OTHER ASSETS

Intangible assets	85,033

TOTAL ASSETS	$	160,654

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$	148,663
Accrued interest		45,169
Convertible notes - current portion		265,800
Due to related party		749
Notes Payable - current portion		18,644
TOTAL CURRENT LIABILITIES		479,025

LONG-TERM LIABILITIES

Convertible note	75,000
TOTAL LONG-TERM LIABILITIES	75,000

TOTAL LIABILITIES	554,025

SHAREHOLDERS' EQUITY

Common stock, see note 5	669
Additional paid-in capital	150
Accumulated deficit	(394,190)
TOTAL SHAREHOLDERS' EQUITY	(393,371)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	160,654

See independent accountant's review report and accompanying notes to financial statements.

IASSAY INC.
STATEMENT OF INCOME
DECEMBER 31, 2020
(unaudited)

REVENUES	$	50
COST OF GOODS SOLD		148
GROSS PROFIT		(98)
OPERATING EXPENSES		
Advertising and marketing		837
Amortization expense		12,408
General and administrative		96,545
Legal and professional		28,186
Management fees		2,400
TOTAL OPERATING EXPENSES		140,376
NET OPERATING INCOME		(140,474)
OTHER INCOME/(EXPENSES)		
Interest expense		(19,892)
TOTAL OTHER INCOME/(EXPENSES)		(19,892)
NET LOSS	$	(160,366)

See independent accountant's review report and accompanying notes to financial statements.

IASSAY INC.
STATEMENT OF EQUITY
DECEMBER 31, 2020
(unaudited)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount			
BEGINNING BALANCE, JANUARY 1, 2020	6,686,667	$ 669	$ 150	$ (233,824)	$ (233,005)
Net loss	-	-	-	(160,366)	$ (160,366)
ENDING BALANCE, DECEMBER 31, 2020	**6,686,667**	**$ 669**	**$ 150**	**$ (394,190)**	**$ (393,371)**

See independent accountant's review report and accompanying notes to financial statements.

IASSAY INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2020
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (160,366)
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization expense	12,408
(Increase) decrease in assets:	
Deferred expenses	(57,886)
Accounts receivable	(50)
Due to related party	4,251
Increase (decrease) in liabilities:	
Accounts payable	39,796
Due from related party	749
Accrued interest	18,783
CASH USED FOR OPERATING ACTIVITIES	(142,315)
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for intangible assets	(4,999)
CASH USED FOR INVESTING ACTIVITIES	(4,999)
CASH FLOWS FROM FINANCING ACTIVITIES	
Repayment of note payable	(8,100)
Issuance of convertible notes	75,000
CASH PROVIDED BY FINANCING ACTIVITIES	66,900
NET INCREASE (DECREASE) IN CASH	(80,414)
CASH AT BEGINNING OF YEAR	83,722
CASH AT END OF YEAR	$ 3,308
CASH PAID DURING THE YEAR FOR:	
INTEREST	$ -
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

   The Company
   iAssay Inc. (the "Company") was incorporated in the State of Delaware on April 2, 2014. The Company created a medical device for Point of Care Testing (POCT) that allows a patient to be tested in homes, hospitals, or any location that is best for the client. The patented system consolidates FDA cleared point of care cartridges and Health IT Clouds onto one handheld platform to finally make point of care testing practical for triaging and diagnosing patients, lower healthcare costs, and saving patient lives.

   Going Concern
   Since Inception, the Company has relied on funds from convertible notes issued to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2020, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate revenue from revenue producing streams.

   Fiscal Year
   The Company operates on a December 31st year-end.

   Basis of Presentation
   The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

   Use of Estimates
   The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

   Cash and Cash Equivalents
   The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

   Risks and Uncertainties
   The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

   Intangible Assets
   The Company has recorded intangible assets at cost. The intangible assets consist of patents and development costs. Patents costs are amortized over the useful life of the patent and development costs are amortized over ten years. Amortization expense for the year ending December 31, 2020 was $12,408.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Fair Value of Financial Instruments (continued)
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2020, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company's payments are generally net thirty. For year ending December 31, 2020, the Company recognized $50 in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would

1.   **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements (continued)
require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

See independent accountant's review report.

3.   <u>**Convertible Notes**</u>

The Company has issued several convertible notes. In 2019, four promissory notes were issued for a total of $265,800 with 6% APRs and maturity dates in 2020, of which, all have been extended. In 2020, two convertible notes were issued for a total of $75,000 with 6% APRs and maturity dates in 2022.

If a Qualified Financing occurs (a transaction or series of transactions which the Company sells shares of its Preferred Stock for aggregate gross proceeds of at least $2,500,00), then the outstanding principal amount of the notes and, at the election of the Company, all accrued and unpaid interest on the notes shall automatically convert into fully paid and nonassessable shares of the Preferred Stock issued in such Qualified Financing at the Conversion Price. The Conversion price shall mean a price per share equal to the lesser of (i) 85% of the price per share paid by the other purchases of the Preferred Stock sold in the Qualified Financing, or (ii) an amount obtained by dividing $7,500,000 by the Fully Diluted Capitalization.

If a Liquidity Event occurs, the outstanding principal amount of the notes, plus all accrued and unpaid interest, in each case that has not otherwise been converted into equity securities, shall be due and payable immediately prior to the closing of such Liquidity Event, together with a premium equal to 100% of the outstanding principal amount to be prepaid.

4.   <u>**Notes Payable**</u>

The Company has one note payable outstanding totaling $18,644 as of December 31, 2020. Interest is accrued annually at 2% per annum. There are no minimum monthly payments. The loan is repayable within 90 days of the lender providing the Company written notice of demand.

5.   <u>**Equity**</u>

Common Stock
Under the certificate of incorporation, the Company has authorized up to 10,000,000 shares of common stock to be issued at a par value of $0.0001 per share. As of December 31, 2020, 6,686,667 shares of common stock were issued and outstanding.

6.   <u>**Going Concern**</u>

These financial statements are prepared on a going concern basis. The Company registered on April 2, 2014 and has established and presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

7.   <u>**Subsequent Events**</u>

The Company has evaluated subsequent events through March 8, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.